FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of July, 2018

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ☒ Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ☐ No ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             ]

NATIONAL BANK OF GREECE S.A.

Athens, 18 July 2018

PRESS RELEASE

New CEO of NBG P.Mylonas

The Board of Directors of National Bank of Greece today unanimously elected Mr Pavlos Mylonas as Chief Executive Officer of the Bank. This is a historic decision that combines the strict implementation of the corporate governance framework with the prospect of transforming NBG to be in line with the new economic and social environment.

The Chairman of the Board, Costas Michaelides, stated at the end of the meeting:

“At a critical turning point for the Greek economy and the domestic banking system, National Bank of Greece is turning a new page. Our goal is to respond as effectively as possible to the emerging challenges of the new economic and social arena, linking the historical role of NBG with the future, generating new values, and contributing to the growth of the economy, by building on a productive and competitive model.

“On behalf of the Board of Directors of NBG, I want to thank the Hellenic Financial Stability Fund for the excellent cooperation we have had throughout the process of appointing the new CEO.

“The new CEO is called upon to play the pivotal role in shaping the Bank’s future. We are confident that the combination of his knowledge, experience and expertise will support him in his goal, and lead the bank into a new era, emphasizing governance, accountability, corporate values and the principles of transparency”.

The CEO of NBG, Pavlos Mylonas, made the following statement:

“Undertaking the role of CEO at National Bank of Greece is a great honor and I want to thank the Board of Directors for their trust.

“I am well aware of the Bank’s strong points, as well as its need for change. With the full support of the Board, the aim is to make the Bank once again the preferred partner and advisor for Greek businesses and households, and we, management and staff together, shall all work toward this end with dedication and determination. We shall enhance our flexibility, efficiency and become more innovative digitally. We shall become the preferred bank in the domestic market. Now is the time to begin such a transformation.

“The challenge is great, the goals ambitious, but the need for change imperative. We are supported, however, by the longstanding trust of the Greek public in the NBG brand. I aim to achieve these demanding goals for improving the Bank with consensus, transparency and clear rules of corporate governance”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

/s/ Ioannis Kyriakopoulos
(Registrant)

Date: July 18th, 2018

Chief Financial Officer

/s/ George Angelides
(Registrant)

Date: July 18th, 2018

Director, Financial Division